Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

Cascades releases its best quarterly financial results since 2010

Kingsey Falls, Québec, November 7, 2013 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period ended September 30, 2013.

Q3 2013 Highlights

•	Sales of $995 million

(compared to $982 million in Q2 2013 (+1%) and $906 million in Q3 2012 (+10%))

•	Excluding specific items

•	EBITDA of $96 million

(compared to $83 million in Q2 2013 (+16%) and $78 million in Q3 2012 (+23%))

•	Net earnings per share of $0.07

(compared to net earnings of $0.09 in Q2 2013 and net earnings of $0.05 in Q3 2012)2

•	Including specific items

•	EBITDA of $83 million

(compared to $82 million in Q2 2013 (+1%) and $83 million in Q3 2012 (+0%))

•	Net earnings per share of $0.12

(compared to net earnings of $0.03 in Q2 2013 and net earnings of $0.02 in Q3 2012)2

•	Net debt of $1,601 million (compared to $1,675 million as at June 30, 2013), including $128 million of non-recourse net debt.

•	Ramp-up of the Greenpac containerboard mill progressing as planned.

•	Announcement of plans to convert and start-up a second paper machine at our Tissue Papers Group’s Oregon mill.

Mr. Mario Plourde, President and Chief Executive Officer, had the following comments on the third quarter results:

“We are pleased with our third quarter results that represent our best EBITDA performance since 2010. Our two largest sectors, Containerboard and Tissue Papers, performed better, both sequentially and year-over-year. Both sectors benefited from improved productivity. The pricing environment in the Containerboard sector and sustained demand in the Tissue Papers sector have also helped to counterbalance higher raw material costs. In Europe, our boxboard activities also slightly improved their results compared to last year and the sequential decrease in volume is usual for this quarter. The Specialty Products Group continues to improve its financial performance. Our EBITDA was negatively impacted by approximately $4 million during the third quarter following flooding incidents resulting in additional maintenance and repair expenses and unplanned downtime for a shortfall of 5,800 tons at our existing containerboard mill in Niagara Falls and 4,000 tons at our fine paper mill in St-Jérôme.

“The Greenpac mill successfully started its production as planned on July 15. The ramp-up is progressing according to plan and we are pleased with the efficiency of the machine and the quality of the board. Average daily production during the quarter was 532 tons per day with recent peaks at over 1,300 tons on a nameplate capacity of 1,500 tons per day. In addition, although not consolidated in our results, positive operating income before depreciation was achieved in September.”

Financial Summary

Segmented OIBD excluding specific items 1

(in millions of Canadian dollars)	Q3 2013	Q3 2012	Q2 2013
Packaging Products
Containerboard	42	26	33
Boxboard Europe	9	7	10
Specialty Products	15	15	16

Tissue Papers	39	35	33

Corporate Activities	(9)	(5)	(9)

OIBD excluding specific items	96	78	83

Note 1 - Refer to section “Supplemental information on non-IFRS measures”.

Note 2 - 2012 figures have been restated following the new IFRS standard IAS19 - Employee benefits

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q3 2013	Q3 2012	Q2 2013
Sales	995	906	982
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	96	78	83
Operating income	50	33	39
Net earnings [2]	7	4	8
per common share [2]	$0.07	$0.05	$0.09
Cash flow from continuing operations (adjusted)	78	44	41
Margin (OIBD or EBITDA)	9.6%	8.6%	8.5%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	83	83	82
Operating income	37	36	38
Net earnings [2]	11	2	2
per common share [2]	$0.12	$0.02	$0.03
Cash flow from continuing operations (adjusted)	78	42	41

Note 1 - Refer to section “Supplemental information on non-IFRS measures”.

Note 2 - 2012 figures have been restated following the new IFRS standard IAS19 - Employee benefits

Results analysis for the three-month period ended September 30, 2013 (compared to the same period last year)

In comparison with the same period last year, sales increased by 10% to $995 million as a result of higher volumes, favorable exchange rates and higher average selling prices.

Operating income, excluding specific items, increased from $33 million during in Q3 2012 to $50 million for the third quarter of 2013. In addition to the above-mentioned factors, lower energy costs and the impact of plant closures positively contributed to results and helped to offset higher production and administrative expenses. Compared to the third quarter of 2012, our Containerboard Group significantly improved its operating income due to higher volumes, selling prices and the positive effects of plant closures in Ontario in 2012. Our Tissue Papers Group recorded higher operating income due to higher volumes and selling prices. The operating income for our Boxboard Europe segment was slightly higher due to lower energy costs and the depreciation of the Canadian dollar against the Euro. Finally, the costs related to corporate activities increased due to the fact that costs related to the implementation of our new ERP system are no longer capitalized.

When including specific items, operating income amounted to $37 million in comparison to $36 million for the same period of last year. In the third quarter of 2013, the following specific items, before income taxes, impacted our operating income and/or net earnings:

•	a $20 million impairment charge recorded within our Specialty Products Group (operating income and net earnings);

•	a $7 million unrealized gain on derivative financial instruments (operating income and net earnings);

•	a $1 million gain on interest rate swaps (net earnings);

•	a $11 million foreign exchange gain on long-term debt and financial instruments (net earnings);

•	a $5 million gain on the share of results of associates, joint ventures and non-controlling interest (unrealized gain on derivative financial instruments (net earnings)).

Net earnings excluding specific items amounted to $7 million ($0.07 per share) in the third quarter of 2013 compared to net earnings of $4 million ($0.05 per share) for the same period in 2012. Including specific items, net earnings amounted to $11 million ($0.12 per share) compared to net earnings of $2 million ($0.02 per share) for the same quarter in 2012.

Results analysis for the three-month period ended September 30, 2013 (compared to the previous quarter)

In comparison to the previous quarter, sales increased by 1% to reach $995 million due to favorable foreign exchange rates and higher average selling prices partially offset by lower volume in Europe.

Excluding specific items, operating income increased by more than 28% to reach $50 million. As mentioned above, higher average selling prices improved the operating income along with lower energy and selling and administrative expenses. Net earnings for the third quarter of 2013 were $7 million ($0.07 per share) compared to net earnings of $8 million ($0.09 per share) during the previous quarter. Net earnings for the quarter were negatively affected by a higher income tax rate and our share of the results of our investments which now include the contribution of the Greenpac mill.

Net debt decreased by $74 million to $1,601 million due to the favorable exchange rates and stronger operating results.

For further details, see the tables on IFRS and non-IFRS measures reconciliation, included herewith.

Near-term outlook

In commenting on the outlook, Mr. Plourde added: “The third quarter results confirm our view that the second half of 2013 will be better in terms of profitability. For the next quarter, we also expect to perform better than last year. Inherent seasonality is always associated with the month of December. The volatility of recycled fibre costs should remain manageable and business indicators still seem favorable.

We will continue to ramp-up the Greenpac mill. Our objectives of reaching full capacity within 12 months and achieving break-even OIBD for the year 2013 still stand. In addition, as previously announced, we have started to work on our second tissue paper machine at our existing Oregon mill. We are excited about this project which will strengthen our growing presence in the North American tissue market. Finally, normal seasonal reduction of our working capital and careful monitoring of our capital investments should help to reduce our debt close to the year-end 2012 level.”

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid December 12, 2013 to shareholders of record at the close of business on November 20, 2013. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada).

In the third quarter of 2013, Cascades did not purchase shares.

Conference call information

Management will comment on the 2013 third quarter financial results during a conference call to be held today at 10:00 a.m.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-888-231-8191. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until November 15, 2013 by dialing 1-855-859-2056 and by using access code 69773532#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Assets
Current assets
Cash and cash equivalents	25	20
Accounts receivable	549	513
Current income tax assets	36	22
Inventories	514	497
Financial assets	2	15

	1,126	1,067
Long-term assets
Investments in associates and joint ventures	249	222
Property, plant and equipment	1,638	1,659
Intangible assets	201	200
Financial assets	23	13
Other assets	73	70
Deferred income tax assets	109	128
Goodwill and others	336	335

	3,755	3,694

Liabilities and Equity
Current liabilities
Bank loans and advances	71	80
Trade and other payables	572	551
Current income tax liabilities	2	1
Current portion of provisions for contingencies and charges	4	6
Current portion of financial liabilities and other liabilities	16	74
Current portion of long-term debt	38	60

	703	772
Long-term liabilities
Long-term debt	1,517	1,415
Provisions for contingencies and charges	31	33
Financial liabilities	43	36
Other liabilities	199	264
Deferred income tax liabilities	101	80

	2,594	2,600

Equity attributable to Shareholders
Capital stock	482	482
Contributed surplus	17	16
Retained earnings	623	567
Accumulated other comprehensive loss	(68)	(87)

	1,054	978
Non-controlling interest	107	116

Total equity	1,161	1,094

	3,755	3,694

CONSOLIDATED STATEMENTS OF EARNINGS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2013	2012	2013	2012
Sales	995	906	2,891	2,741

Cost of sales and expenses
Cost of sales (including depreciation and amortization of $46 million for the 3-month period (2012 - $47 million) and $134 million for the 9-month period (2012 - $141 million))	848	781	2,477	2,361
Selling and administrative expense	96	92	304	286
Loss (gain) on acquisitions, disposals and others	—	—	3	(1)
Impairment charges and restructuring costs	20	1	20	6
Foreign exchange loss (gain)	1	2	(3)	2
Gain on derivative financial instruments	(7)	(6)	(5)	(7)

	958	870	2,796	2,647

Operating income	37	36	95	94
Financing expense	26	26	77	77
Interest expense on employee future benefits	3	3	9	9
Foreign exchange loss (gain) on long-term debt and financial instruments	(11)	5	(4)	(2)
Share of results of associates and joint ventures	—	1	(2)	(3)

Profit before income taxes	19	1	15	13
Provision for income taxes	7	—	8	4

Net earnings from continuing operations including non-controlling interest for the period	12	1	7	9
Net loss from discontinued operations for the period	—	—	—	(2)

Net earnings including non-controlling interest for the period	12	1	7	7
Net earnings (loss) attributable to non-controlling interest	1	(1)	2	(3)

Net earnings attributable to Shareholders for the period	11	2	5	10

Net earnings from continuing operations per common share
Basic	$0.12	$0.02	$0.06	$0.12
Diluted	$0.12	$0.02	$0.06	$0.12
Net earnings per common share
Basic	$0.12	$0.02	$0.06	$0.10
Diluted	$0.12	$0.02	$0.06	$0.10

Weighted average basic number of common shares outstanding	93,887,849	94,056,848	93,884,577	94,223,991

Average number of diluted common shares	94,936,241	94,655,803	94,572,518	94,670,229

Net earnings attributable to Shareholders:
Continuing operations	11	2	5	12
Discontinued operations	—	—	—	(2)

Net earnings	11	2	5	10

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of Canadian dollars) (unaudited)	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2013	2012	2013	2012

Net earnings including non-controlling interest for the period	12	1	7	7

Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(7)	(21)	28	(26)
Change in foreign currency translation related to net investment hedging activities	9	15	(15)	14
Income taxes	(1)	(2)	2	(2)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	1	4	(3)	7
Change in fair value of interest rate swaps	1	(2)	11	(6)
Change in fair value of commodity derivative financial instruments	—	2	5	3
Income taxes	—	—	(5)	—

	3	(4)	23	(10)
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	41	(32)	74	(50)
Income taxes	(11)	9	(20)	14

	30	(23)	54	(36)

Other comprehensive income (loss)	33	(27)	77	(46)

Comprehensive income (loss) including non-controlling interest for the period	45	(26)	84	(39)
Comprehensive income (loss) attributable to non-controlling interest for the period	2	(4)	6	(8)

Comprehensive income (loss) attributable to Shareholders for the period	43	(22)	78	(31)

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	43	(22)	78	(29)
Discontinued operations	—	—	—	(2)

Comprehensive income (loss)	43	(22)	78	(31)

CONSOLIDATED STATEMENTS OF EQUITY

	For the 9-month period ended September 30, 2013
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	16	567	(87)	978	116	1,094
Comprehensive income
Net earnings	—	—	5	—	5	2	7
Other comprehensive income	—	—	54	19	73	4	77

	—	—	59	19	78	6	84
Dividends	—	—	(12)	—	(12)	—	(12)
Stock options	—	1	—	—	1	—	1
Acquisition of non-controlling interest	—	—	9	—	9	(15)	(6)

Balance - End of period	482	17	623	(68)	1,054	107	1,161

	For the 9-month period ended September 30, 2012
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	486	14	615	(86)	1,029	136	1,165
Comprehensive income (loss)
Net earnings (loss)	—	—	10	—	10	(3)	7
Other comprehensive income (loss)	—	—	(36)	(5)	(41)	(5)	(46)

	—	—	(26)	(5)	(31)	(8)	(39)
Dividends	—	—	(11)	—	(11)	—	(11)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(4)	1	—	—	(3)	—	(3)
Acquisition of non-controlling interest	—	—	3	—	3	(5)	(2)

Balance - End of period	482	16	581	(91)	988	123	1,111

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Operating activities from continuing operations
Net earnings attributable to Shareholders for the period	11	2	5	10
Net loss from discontinued operations for the period	—	—	—	2

Net earnings from continuing operations	11	2	5	12
Adjustments for:
Financing expense and interest expense on employee future benefits	29	29	86	86
Depreciation and amortization	46	47	134	141
Loss (gain) on acquisitions, disposals and others	—	—	3	(1)
Impairment charges and restructuring costs	20	(1)	20	1
Unrealized gain on derivative financial instruments	(7)	(6)	(5)	(6)
Foreign exchange loss (gain) on long-term debt and financial instruments	(11)	5	(4)	(2)
Provision for income taxes	7	—	8	4
Share of results of associates and joint ventures	—	1	(2)	(3)
Net loss (earnings) attributable to non-controlling interest	1	(1)	2	(3)
Net financing expense paid	(16)	(15)	(65)	(65)
Income taxes received (paid)	4	(10)	3	(20)
Dividend received	6	5	7	5
Employee future benefits and others	(12)	(14)	(27)	(22)

	78	42	165	127
Changes in non-cash working capital components	31	12	(19)	(16)

	109	54	146	111

Investing activities from continuing operations
Investments in associates and joint ventures	(16)	—	(17)	(19)
Purchases of property, plant and equipment	(26)	(33)	(101)	(114)
Proceeds on disposals of property, plant and equipment	3	10	9	20
Change in intangible and other assets	(1)	(2)	(21)	(29)
Business acquisition, net of cash acquired	—	—	—	(14)

	(40)	(25)	(130)	(156)

Financing activities from continuing operations
Bank loans and advances	(13)	8	(12)	7
Change in revolving credit facilities	(27)	(38)	78	104
Purchase of senior notes	—	—	(10)	(3)
Increase in other long-term debt	—	1	13	2
Payments of other long-term debt	(7)	(5)	(36)	(43)
Settlement of derivative financial instruments	—	—	(14)	—
Redemption of common shares	—	(1)	—	(3)
Partial disposal of a subsidiary to non-controlling interest	—	—	—	3
Acquisition of non-controlling interest including dividend paid	—	(1)	(19)	(2)
Dividends paid to the Corporation’s Shareholders	(4)	(3)	(12)	(11)

	(51)	(39)	(12)	54

Change in cash and cash equivalents during the period from continuing operations	18	(10)	4	9

Change in cash and cash equivalents from discontinued operations	—	(3)	—	(5)

Net change in cash and cash equivalents during the period	18	(13)	4	4
Currency translation on cash and cash equivalents	—	—	1	—
Cash and cash equivalents - Beginning of period	7	29	20	12

Cash and cash equivalents - End of period	25	16	25	16

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2012.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging Products
Containerboard	353	299	986	883
Boxboard Europe	194	181	621	593
Specialty Products	197	197	582	608
Intersegment sales	(15)	(17)	(46)	(54)

	729	660	2,143	2,030
Tissue Papers	279	253	784	737
Intersegment sales and others	(13)	(7)	(36)	(26)

Total	995	906	2,891	2,741

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging Products
Containerboard	49	24	109	65
Boxboard Europe	9	8	30	30
Specialty Products	(5)	15	22	41

	53	47	161	136
Tissue Papers	39	35	101	106
Corporate	(9)	1	(33)	(7)

Operating income before depreciation and amortization	83	83	229	235
Depreciation and amortization	(46)	(47)	(134)	(141)
Financing expense and interest expense on employee future benefits	(29)	(29)	(86)	(86)
Foreign exchange (loss) gain on long-term debt and financial instruments	11	(5)	4	2
Share of results of associates and joint ventures	—	(1)	2	3

Profit before income taxes	19	1	15	13

	PURCHASES OF PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging Products
Containerboard	8	16	26	47
Boxboard Europe	10	9	19	19
Specialty Products	7	3	14	10

	25	28	59	76
Tissue Papers	13	1	25	13
Corporate	2	9	11	14

Total purchases	40	38	95	103
Proceeds on disposal of property, plant and equipment	(3)	(10)	(9)	(20)
Capital-lease acquisitions	(2)	(4)	(3)	(4)

	35	24	83	79
Purchases of property, plant and equipment included in trade and other payables
Beginning of period	7	9	28	25
End of period	(19)	(10)	(19)	(10)

Purchases of property, plant and equipment net of proceeds on disposals	23	23	92	94

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on the acquisition or sale of a business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)			Net earnings (loss) per share [1]
	Q3 2013	Q3 2012	Q2 2013	Q3 2013	Q3 2012	Q2 2013

As per IFRS [2]	11	2	2	$0.12	$0.02	$0.03
Specific items:
Gain on acquisitions, disposals and others	—	—	(2)	—	—	$(0.01)
Impairment charges	20	1	—	$0.16	—	—
Unrealized loss (gain) on financial instruments	(7)	(6)	3	$(0.06)	$(0.04)	$0.03
Accelerated depreciation due to restructuring measures	—	2	—	—	$0.02	—
Unrealized gain on interest rate swaps	(1)	—	—	$(0.01)	—	—
Foreign exchange loss (gain) on long-term debt and financial instruments	(11)	5	5	$(0.10)	$0.05	$0.04
Share of results of associates, joint ventures and non-controlling interest (unrealized gain on financial instruments)	(5)	—	—	(0.04)	—	—
Tax effect on specific items and other tax adjustments [1]	—	—	—	—	—	—

	(4)	2	6	$(0.05)	$0.03	$0.06

Excluding specific items [2]	7	4	8	$0.07	$0.05	$0.09

Note 1 - Specific amounts per share are calculated on an after-tax basis.

Note 2 - 2012 figures have been restated following the new IFRS standard IAS19 - Employee benefits

Per share amounts of line item “Tax effect on specific items and other tax adjustments” only include the effect of tax adjustments.

Net earnings, which is a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q3 2013	Q3 2012	Q2 2013

Net earnings attributable to Shareholders for the period [1]	11	2	2
Net earnings (loss) attributable to non-controlling interest	1	(1)	1
Share of results of associates and joint ventures	—	1	1
Provision for income taxes [1]	7	—	—
Foreign exchange loss (gain) on long-term debt and financial instruments	(11)	5	5
Financing expense and interest on employee future benefits [1]	29	29	29

Operating income	37	36	38
Specific items:
Gain on acquisitions, disposals and others	—	—	(2)
Impairment charges	20	1	—
Unrealized loss (gain) on financial instruments	(7)	(6)	3
Accelerated depreciation and amortization due to restructuring measures	—	2	—

	13	(3)	1

Operating income - excluding specific items	50	33	39
Depreciation and amortization, excluding specific items	46	45	44

Operating income before depreciation and amortization (OIBD or EBITDA) - excluding specific items	96	78	83

Note 1 - 2012 figures have been restated following the new IFRS standard IAS19 - Employee benefits

The following table reconciles cash flow provided by operating activities with cash flow (adjusted) from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars)	Q3 2013	Q3 2012	Q2 2013

Cash flow provided by operating activities	109	54	15
Changes in non-cash working capital components	(31)	(12)	26

Cash flow (adjusted) from operations	78	42	41
Specific items, net of current income tax:
Restructuring costs	—	2	—

Excluding specific items	78	44	41

For further information:

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Hugo D’Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
(819) 363-5184

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